

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Via U.S. Mail and Facsimile

Charles Boehlke
Chief Financial Officer
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, NY 11747

> **Re:** **MSC Industrial Direct Co., Inc.**
> **Form 10-K for the Fiscal Year Ended August 28, 2010**
> **Filed October 22, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 3, 2010**

Dear Mr. Boehlke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 28, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

Equity Compensation Plan Information, page 18

1. In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K

and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

2. We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not quantify these factors when they are provided. For example, for both the fiscal year ended 2009 and 2010, you provide a break down in the change in net sales for your Large Account Customer programs and your remaining business, and include a general discussion of the global economic recession, but you do not identify or quantify the business reasons leading to the change in net sales. Similarly, we note that when discussing the change in gross profit margins you provide certain business reasons for the changes, such as supplier cost increases, but do not quantify such reasons. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

3. In future filings, please revise your liquidity section to focus on the primary drivers of your cash flows, including the underlying reasons for such drivers. For example, you state that the decrease in net cash provided from operations was due to "increases in inventory levels and accounts receivable, offset by increases in accounts payable and accrued liabilities and net income." However, without further disclosure, the business reasons underlying these factors, such as the reasons for the increases in inventory levels, are unclear. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Exhibit Index, page II-1

4. We note that you incorporate the Credit Agreement, Exhibit 10.20, and the First Amendment to the Credit Agreement, Exhibit 10.22, by reference to previously filed Exchange Act filings. However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it, and the First Amendment to the Credit Agreement is not executed. We further note that the Credit Agreement is set to expire in June 2011. In your next Exchange Act filing, please file either a copy of any new Credit Agreement that you have entered into, including all exhibits and schedules, or file the full Credit Agreement dated as of June 8, 2006, including all exhibits and

schedules, and an executed copy of the First Amendment to the Credit Agreement. See Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement on Schedule 14A

Code of Ethics and Code of Business Conduct, page 13

5. In future filings, please revise your disclosure to clarify whether your Code of Ethics also applies to your principal accounting officer. See Item 406 of Regulation S-K.

Compensation Discussion and Analysis, page 32

Competitive Positioning, page 35

6. We note that your compensation consultant considered two third-party general industry surveys in compiling data used to benchmark the compensation of your named executive officers. Please advise us supplementally as to the general nature of the industry surveys, such as the type and number of companies included in such surveys. For example, if the surveys looked at companies that all were within a particular revenue range, please include that information. In addition, please define the "industry" that was examined in these surveys, such as whether it looked at other companies that are direct marketers for MRO operations, or used some other definition for "industry."

Security Ownership of Certain Beneficial Owners, page 65

7. We note your disclosure in footnote 1 to the beneficial ownership table that for the purpose of calculating the voting power of each beneficial owner you have excluded shares of common stock subject to options that are exercisable within 60 days of the date of the table. In future filings, please include such options in calculating the voting power. See Rule 13d-3 under the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief